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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                              American Media, Inc.
                              --------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    29354101
                                    --------
                                 (CUSIP Number)

                              Roy F. Coppedge, III
                        Boston Ventures Management, Inc.
                             21 Custom House Street
                           Boston, Massachusetts 02110
                                 (617) 737-3703
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               - with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                                December 30, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (10-97)

                                  SCHEDULE 13D

CUSIP No.  29354101

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          PEMIMA, L.P.,

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
          (a) [x]
          (b) [ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS(See Instructions)

          00

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

                     7     SOLE VOTING POWER

    NUMBER OF                   0
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                      21,713,318
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                                8,675,456.2

                     10    SHARED DISPOSITIVE POWER

                                0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               8,675,456.2

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                 [X]

          The reporting person disclaims beneficial ownership of shares owned by Boston Ventures Limited Partnership III and Boston Ventures Limited Partnership IIIA.

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               20.8%

   14     TYPE OF REPORTING PERSON(See Instructions)

               PN

                                  SCHEDULE 13D

CUSIP No.  29354101

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Michael J. Boylan

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [x]
          (b) [ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS (See Instructions)

          00

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                     7     SOLE VOTING POWER

    NUMBER OF                   0
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                      21,713,318
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                                 8,675,456.2

                     10    SHARED DISPOSITIVE POWER

                                0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               8,675,456.2

   12     CHECK IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
          CERTAIN SHARES (See Instructions)                                [X]

          The reporting person disclaims beneficial ownership of shares owned by Boston Ventures Limited Partnership III, Boston Ventures Limited Partnership IIIA and 7,807,910.5 shares owned by PEMIMA, L.P.

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               20.8%

   14     TYPE OF REPORTING PERSON (See Instructions)

               IN

                                  SCHEDULE 13D


CUSIP No.  29354101

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


          Peter J. Callahan

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [x]
          (b) [ ]

   3      SEC USE ONLY



   4      SOURCE OF FUNDS (See Instructions)

          00

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                     7     SOLE VOTING POWER

    NUMBER OF                   0
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                      0
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                                0
                     10    SHARED DISPOSITIVE POWER

                                0
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               0

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                [ ]



   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

   14     TYPE OF REPORTING PERSON (See Instructions)
               IN

                                  SCHEDULE 13D



CUSIP No.  29354101

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Maynard Rabinowitz

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [x]
          (b) [ ]

   3      SEC USE ONLY



   4      SOURCE OF FUNDS (See Instructions)

          00

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]



   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                     7     SOLE VOTING POWER

    NUMBER OF                   0
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                      0
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                                0

                     10    SHARED DISPOSITIVE POWER

                                0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               0

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

   14     TYPE OF REPORTING PERSON (See Instructions)
               IN

                                  SCHEDULE 13D

CUSIP No.  29354101

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Boston Ventures Limited Partnership III,        I.R.S. No. 043052121

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
          (a) [x]
          (b) [ ]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS (See Instructions)

          00

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]



   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts

                     7     SOLE VOTING POWER

    NUMBER OF                   0
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                      21,713,318
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                               6,299,590.7

                     10    SHARED DISPOSITIVE POWER

                                4,018,591.0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               10,318,181.7

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                [X]

          The reporting person disclaims beneficial ownership of the shares owned by PEMIMA, L.P., Michael J. Boylan and Boston Ventures Limited Partnership IIIA

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.7%

   14     TYPE OF REPORTING PERSON(See Instructions)
               PN

                                  SCHEDULE 13D

CUSIP No.  29354101

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Boston Ventures Limited Partnership IIIA,      I.R.S. No. 043077486

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [x]
          (b) [ ]

   3      SEC USE ONLY



   4      SOURCE OF FUNDS (See Instructions)

            00


   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts

                     7     SOLE VOTING POWER

    NUMBER OF                   0
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                      21,713,318
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                                1,660,464.1
                     10    SHARED DISPOSITIVE POWER

                                1,059,216.0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               2,719,680.1

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                [X]

          The reporting person disclaims beneficial ownership of the shares owned by PEMIMA, L.P., Michael J. Boylan and Boston Ventures Limited Partnership III

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.5%

   14     TYPE OF REPORTING PERSON (See Instructions)
               PN

                                 SCHEDULE 13D/A
                               (Amendment No. 10)

     This statement amends and supplements the Schedule 13D filed by the Reporting Entities (as defined therein) with the Securities and Exchange Commission (the "SEC") on August 5, 1991 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on September 16, 1991 ("Amendment No. 1"), Amendment No. 2 thereto, filed with the SEC on January 6, 1992 ("Amendment No. 2"), Amendment No. 3 thereto, filed with the SEC on June 23, 1992 ("Amendment No. 3"), Amendment No. 4 thereto, filed with the SEC on July 14, 1993 ("Amendment No. 4"), Amendment No. 5 thereto, filed with the SEC on May 9, 1994 ("Amendment No. 5"), Amendment No. 6 thereto, filed with the SEC on July 18, 1994 ("Amendment No. 6"), Amendment No. 7 thereto, filed with the SEC on February 9, 1995 ("Amendment No. 7"), Amendment No. 8 thereto, filed with the SEC on April 14, 1997 ("Amendment No. 8"), and Amendment No. 9 thereto, filed with the SEC on June 4, 1997 ("Amendment No. 9"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 are collectively referred to herein as the "Schedule 13D".



Item 2.  Identity and Background.



     Item 2 of the Schedule 13D is hereby amended by adding the following to the end of the first paragraph thereof:


     In addition to Messrs. Michael J. Boylan, Peter J. Callahan and Maynard Rabinowitz and B.V. III and B.V. IIIA, this Statement is being filed by PEMIMA, L.P., a limited partnership organized under the laws of the state of Delaware ("PEMIMA" and together with Messrs. Boylan, Callahan and Rabinowitz and B.V. III and B.V. IIIA, the "Reporting Entities").

     The principal place of business and the office of PEMIMA are located at 476 Navisink River Road, Red Bank, New Jersey 07701. The general partner of PEMIMA is Mr. Boylan. The principal business of PEMIMA is solely to hold the equity and other interests in the Issuer which have been transferred to PEMIMA by its general partner and limited partners.

Item 3.  Source and Amount of Funds or Other Compensation.



     Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     PEMIMA acquired the Common Stock from its general partner, Mr. Boylan, and its limited partners, Messrs. Callahan and Rabinowitz, who transferred all of their shares of Common Stock to PEMIMA and received partnership interests in PEMIMA proportional to their capital contributions.



Item 4.  Purpose of Transaction.



     Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     PEMIMA acquired the Common Stock in connection with estate and tax planning by its general partner and limited partners. PEMIMA may, from time to time, acquire additional shares of Common Stock through open market or privately negotiated transactions depending on the existing market conditions and other considerations. PEMIMA intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of the Class A Common Stock or Class C Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available, general stock market conditions and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer.



Item 5.  Interest in Securities of the Issuer.



     Item 5 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     As of November 7, 1997, there were 21,642,294 shares of Class A Common Stock and 20,702,005 shares of Class C Common stock outstanding.






                                                  Amount of Beneficial        Percent of Class A
                                                       Ownership                 Common Stock          Percent of Voting
                                                          (1)                        (2)                   Power (2)
                                                          ---                        ---                   ----- ---
Michael J. Boylan                                      8,675,456.2                20.8                         20.8
Peter J. Callahan                                          0                       0                            0
Maynard Rabinowitz                                         0                       0                            0
PEMIMA, L.P.                                           8,675,456.2                20.8                         20.8

-----------------------------

     (1) Except for 339,859 shares of Class A Common Stock beneficially owned by PEMIMA and Mr. Boylan, all shares reflected are shares of Class C Common Stock.

          In connection with the transfer of the shares of Class A Common Stock and Class C Common Stock by Messrs. Boylan, Callahan and Rabinowitz to PEMIMA on December 30, 1997, PEMIMA has assumed all rights, obligations and duties of Messrs. Boylan, Callahan and Rabinowitz pursuant to the Stockholders Agreement. As a result of the
          Stockholders Agreement, PEMIMA, Mr. Boylan (as general partner of PEMIMA) and Boston Ventures may be deemed to have shared voting power with respect to the shares of Class C Common Stock and Class A Common Stock of the Issuer held by them. If so deemed, the number of shares of Common Stock beneficially owned by the persons specified above would be 21,713,318 and the percentage of voting power specified above for all persons listed would be 51.3%.

     (2) The stated percentages reflect combined power of all classes of common stock to vote for directors. Class A Common Stock has one vote per share on all matters. Class C Common Stock has three votes per share on all matters. The percentages of voting power indicated reflect the power of Class A Common Stock into which the Class C Common Stock is convertible. If the Class C Common Stock were not converted, the percentages of voting power of the Issuer's outstanding Common Stock in respect of such stock would be approximately 30.3% for PEMIMA and Mr. Boylan, 35.7% for B.V. III, 9.4% for B.V. IIIA, and 46.7% for Boston Ventures Company Limited Partnership III, Messrs. Bolland, Coppedge, Thompson, Wallace and Wilson and Ms. Crowninshield. If PEMIMA, Mr. Boylan and Boston Ventures are deemed to have shared voting power as a result of the Stockholders Agreement, the percentage of their voting power would be 75.4%.

                  (b) See footnotes 1 and 2 to Item 5(a) above. Mr. Boylan, as the sole general partner of PEMIMA, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by PEMIMA and to have shared voting power and sole investment power with respect to such shares.

                  (c) Except for the transfer of shares of Common Stock from Messrs. Boylan, Callahan and Rabinowitz to PEMIMA on December 30, 1997, none of the Reporting Entities nor, to the best of their knowledge, any person listed in this Item 5, has affected any transactions in the Class A Common Stock during the preceding 60 days.

                  (e) On December 30, 1997, both Mr. Callahan and Mr. Rabinowitz ceased to be beneficial owners of more than five percent of the Class A Common Stock.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.



     Item 6 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     Messrs. Boylan, Callahan and Rabinowitz assigned their rights, duties and obligations under the Stockholders Agreement to PEMIMA on December 30, 1997.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement, by and among Boston Ventures, Messrs. Boylan, Callahan, and Rabinowitz and PEMIMA, dated January 20, 1998.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 20, 1998

                                   BOSTON  VENTURES  LIMITED  PARTNERSHIP III
                                   By   Boston    Ventures    Company    Limited
                                   Partnership III, Its General Partner


                                     By:/s/ Roy F. Coppedge, III
                                         ------------------------
                                        Roy F. Coppedge,  III
                                        General   Partner  of  Boston   Ventures
                                        Company Limited Partnership III


                                   BOSTON VENTURES  LIMITED  PARTNERSHIP IIIA
                                   By   Boston    Ventures    Company    Limited
                                   Partnership III, Its General Partner


                                     By:/s/ Roy F. Coppedge, III
                                        -------------------------
                                        Roy F. Coppedge, III
                                        General   Partner  of  Boston   Ventures
                                        Company Limited Partnership III


                                   /s/ Michael J. Boylan
                                   ----------------------
                                   Michael J. Boylan

                                   /s/ Peter J.  Callahan
                                   ---------------------
                                   Peter J. Callahan

                                   /s/ Maynard Rabinowitz
                                   ----------------------
                                   Maynard Rabinowitz

                                   PEMIMA, L.P.


                                     By:/s/  Michael  J.  Boylan
                                        ---------------------------
                                        Michael J. Boylan,
                                        General Partner